The Chartwell Funds

1205 Westlakes Drive, Suite 100

Berwyn, Pennsylvania 19312

September 16, 2021

VIA EDGAR

Ms. Valerie J. Lithotomos

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Chartwell Funds (the “Registrant”)

File Nos. 811-23244 and 333-216993

Dear Ms. Lithotomos:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the Staff of the Division of Investment Management regarding Post-Effective Amendment No. 12 (“PEA 12”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. 14 under the Investment Company Act of 1940, as amended, filed pursuant to Rule 485(a) on July 15, 2021, with respect to the Chartwell Short Duration Bond Fund.

In connection with this response letter, and on or around September 28, the Registrant anticipates filing, pursuant to Rule 485(b), Post-Effective Amendment No. 13 to the Registrant’s registration statement under the 1933 Act, which is expected to include (i) changes to PEA 12 in response to the Staff’s comments, (ii) certain other non-material information; and (iii) certain required exhibits.

Attached please find a redlined copy of PEA 12 which reflects the changes made due to the comments you provided on August 30, 2021 and September 15, 2021.

* * * * *

If you have any questions or further comments, please contact Maggie Bull at (513) 869-4262.

Very truly yours,

/s/ Maggie Bull

Maggie Bull

Assistant Secretary

The Chartwell Funds